From: Pangas, Harry S.
Sent: Thursday, September 20, 2012 7:15 PM
To: Cole, Mary A.
Cc: Siadatpour, Payam
Subject: KCAP Financial, Inc. - Form N-2

Mary,

As discussed, attached please find (i) a letter responding to comments issued by the SEC staff on KCAP Financial, Inc.’s Form N-2 registration statement and (ii) a clean and marked copy of the Form N-2 registration statement.  The marked copy of the Form N-2 registration statements highlights changes made to the previously filed version of the Form N-2 registration statement, including to update the financial information contained therein (i.e., from March 31, 2012 to June 30, 2012).

We will file this email and the attached documents as supplemental correspondence on EDGAR.

Thanks,

Harry

Harry Pangas | Partner | 202.383.0805

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September , 2012

VIA EDGAR

Mary A. Cole, Senior Counsel

Sheila Stout, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	KCAP Financial, Inc. – Registration Statement on Form N-2 (File No. 333-183032)

Dear Ms. Cole and Ms. Stout:

On behalf of KCAP Financial, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us in a letter dated September 13, 2012, regarding the Company’s registration statement on Form N-2 (File No. 333-183032) that was filed with the SEC on August 2, 2012 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: In your response, please explain the nature of KCAP Funding and the reason why the financial statements of this wholly owned bankruptcy remote subsidiary have not been consolidated with the Company’s financial statements.

Response: KCAP Funding is a wholly owned, limited purpose financing subsidiary of the Company. KCAP Funding was created by the Company for the sole purpose of providing a bankruptcy remote entity to hold collateral for the Company’s financings. Utilization of the separate, bankruptcy remote entity KCAP Funding was and is a prerequisite for the Company to obtain financing under a secured credit facility (the “Facility”).

In order to finance loans through KCAP Funding, the Company causes KCAP Funding to borrow under the Facility and to use the proceeds of such borrowings to fund third party loans made by the Company. The debt issued by KCAP Funding under the Facility is secured by all of the loans funded thereunder. All decisions relating to the funding of such loans are made by the Company. In this regard, the Company owns 100% of the outstanding capital stock of KCAP Funding and all of the executive officers of KCAP Funding are comprised of executive officers of the Company. KCAP Funding has no other employees. Moreover, even though such loans are held by KCAP Funding, the Company services such loans. The Company intends to retain 100% ownership and control of KCAP Funding in the future.

As disclosed in the Registration Statement, the Company and KCAP Funding did not enter into the Facility until the end of the first quarter of 2012 and KCAP Funding did not drawdown any borrowings thereunder until the second quarter of 2012. As a result, the Company’s financial statements for the quarter ended March 31, 2012 included in the initial filing of the Registration Statement with the SEC did not reflect the activities or operations of KCAP Funding because such activities and operations did not commence until after March 31, 2012. However, given that KCAP Funding did drawdown $21.5 million under the Facility in the second quarter of 2012, the Company’s financial statements for the quarter ended June 30, 2012 included in the current filing of the Registration Statement reflect the activities and operations of KCAP Funding (i.e., the accounts of KCAP Funding are consolidated with the accounts of the Company in the Company’s financial statements for the quarter ended June 30, 2012).

2.	Comment: In your response, explain why the financial statements of the wholly owned CLO Fund, Katonah 2007-I CLO Ltd., have not been consolidated with the Company’s financial statements. Please inform the staff whether there are other owners of Katonah 2007-I CLO Ltd.

Response: In 2007, Katonah Debt Advisors L.L.C., a wholly owned portfolio company of the Company that has a separate investment team and different investment focus from that of the Company, engaged Bear Stearns Companies, Inc. to structure and raise capital in connection with the formation of Katonah 2007-I CLO Ltd., a collateralized loan obligation fund (“CLO Fund”) that would invest primarily in broadly syndicated loans and be managed by Katonah Debt Advisors. In January 2008, Bear Stearns raised $315 million in connection with the closing of the CLO Fund and the Company invested approximately $29 million to acquire all of the shares of the most junior class of securities of the CLO Fund (such junior class of securities is referred to herein as the “Residual Interest”). The Residual Interest has no substantive voting rights and is only entitled to receive the residual cash flows generated by the CLO Fund (i.e., cash flows left over after the principal and interest on the senior tranches of securities of the CLO Fund have been paid in full). In 2009, the Company purchased the class B-2L notes of the CLO Fund. The primary purpose of the Company’s investments in the CLO Fund is to realize income and capital appreciation therefrom. The Company’s investments in the CLO Fund are consistent with the Company’s publicly disclosed investment strategy of investing in debt and equity securities issued by collateralized loan obligation funds.

The Company advises the Staff that consolidation of the CLO Fund into the Company’s financial statements is not required because the CLO Fund is not an “investment company” given that it relies on an exception to the definition of “investment company” set forth in Section 3(a)(1) of the Investment Company Act of 1940 (the “1940 Act”).

The specific rules regarding consolidation of financial statements filed by investment companies set forth in Rule 6-03(c) of Regulation S-X state in pertinent part that the “statements of [an investment company registrant] may be consolidated only with the statements of subsidiaries which are investment companies.”1 [Emphasis added.] The Company therefore believes that the plain language of Rule 6-03(c) of Regulation S-X clearly restricts consolidation of the CLO Fund, or similar portfolio companies, into the Company’s financial statements.

1 As discussed in the Company’s response to Comment No. 5, the accounting guidance supports the consolidation of certain entities that are not investment companies. However, given the characteristics of the CLO Fund, it would not fall within any of the categories set forth in this guidance.

An analysis of the consolidation guidance set forth in Rule 3A-02 of Regulation S-X provides additional support for the Company’s position not to consolidate the CLO Fund. Specifically, the Company does not have a “controlling financial interest” in the CLO Fund (as such term is used in Rule 3A-02) by virtue of the fact that the Residual Interest held by the Company has no substantive voting rights and the CLO Fund is managed by an investment team that is separate from the Company’s investment team (i.e., the Company does not control the investment decisions made by Katonah Debt Advisors with respect to the CLO Fund). Rule 3A-02 generally requires consolidation of entities that are majority owned. However, the rule recognizes that the determination of “majority ownership” requires a careful analysis of the facts and circumstances of the particular relationship among the entities. Rule 3A-02 states that “consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest.” As a result, particularly given its inability to act to approve any portfolio decisions or generally any other actions by the CLO Fund, the Company does not have the ability to assert the level of control normally associated with a “controlling financial interest” or majority ownership position in a subsidiary that would ordinarily trigger consolidation under Rule 3A-02.

In addition, the facts surrounding the Company’s purchase of the Residual Interest and the class B-2L notes of the CLO Fund support its treatment of it as a portfolio investment (i.e., it was purchased in order to recognize income and capital appreciation therefrom) and, for example, are in stark contrast to facts surrounding KCAP Funding (i.e., its sole purpose is to provide a bankruptcy remote entity to hold collateral for the Company’s financing of its investments). As a result, the Company does not believe that it is appropriate for it to consolidate the accounts of the CLO Fund into its financial statements.

3.	Comment: The Schedule of Investments must identify those assets considered “non-qualifying.”

Response: The Company has revised the Schedule of Investments as of June 30, 2012 included in the Registration Statement accordingly. See pages 73 through 79 and F-6 through F-12 of the Registration Statement.

4.	Comment: Please explain in your response the nature and the accounting treatment of the new wholly owned subsidiary, Commodore Holdings.

Response: Commodore Holdings, L.L.C. is a Delaware limited liability company that was formed by the Company for the sole purpose of effectuating the Company’s acquisition of Trimaran Advisors, L.L.C. The Company owns 100% of the equity interests in Commodore Holdings and, in turn, Commodore Holdings owns 100% of the equity interests in Trimaran Advisors. Commodore Holdings has no operations or function other than to hold the equity interests of Trimaran Advisors on behalf of the Company. In light of the foregoing, the Company “looks through” Commodore Holdings to its assets (i.e., to the equity interest its holds in Trimaran Advisors) for financial reporting purposes much the same way as business development companies “look through” their tax blocker subsidiaries to the assets held by the tax blocker subsidiaries for financial reporting purposes (i.e., the portfolio investments of the tax blocker subsidiaries (and not the tax blocker subsidiaries themselves) are incorporated into, and listed in, business development companies’ financial statements and schedules of investments, respectively). The Company believes that the above-described financial presentation for Commodore Holdings, tax blocker subsidiaries of business development companies and other entities formed for corporate, tax and other administrative purposes is the most meaningful in the circumstances and provides the Company’s investors with a better of understanding of the financial reality of the situation.

5.	Comment: In your response, explain whether the financial statements of Trimaran Advisors, LLC will be included along with the financial statements of Katonah Debt Advisors, LLC in future Form10-K filings ( Form10-Q filings should include summarized information). If not, please explain the rationale for the exclusion. In addition, please discuss the accounting treatment of the new adviser and whether consolidation of the financial statements of the adviser with those of the Company would be appropriate.

Response: The Company hereby confirms that the financial statements and summarized financial information of Trimaran Advisors, LLC and Katonah Debt Advisors, LLC will be included in the Company’s future annual reports on Form 10-K and quarterly reports on Form 10-Q, respectively, to the extent that the Company is required to continue to do so by Rule 3-09 of Regulation S-K or other applicable accounting guidance.

The accounting treatment of Trimaran Advisors, LLC is consistent with the accounting treatment of Katonah Debt Advisors, LLC. In this regard, Rule 6-03(c)(1) of Regulation S-X states that the financial statements of a business development company may only be consolidated with the financial statements of subsidiaries which are investment companies. Paragraph 7.10 of the American Institute of Certified Public Accountants Audit and Accounting Guides – Investment Companies (May 1, 2012) (the “AICPA Audit Guide”) provides an exception to the above general principle if the business development company has an investment in an operating company that provides all or substantially all of its services to the business development company.

With respect to the Trimaran Advisors, (i) it is not an investment company and therefore should not be consolidated with the Company under Rule 6-03(c)(1) of Regulation S-X and (ii) does not provide all or substantially all of its services to the Company. Therefore, it is not appropriate to consolidate the accounts of Trimaran Advisors with those of the Company.

*     *     *

In connection with responding to the Staff’s comments on the Registration Statement, the Company acknowledges that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	The Company may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

Harry S. Pangas